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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. _____________)*


                                  CAPRIUS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    14066K206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  DAVID GERBER
                            GREAT POINT PARTNERS, LLC
                           165 MASON STREET, 3RD FLOOR
                              GREENWICH, CT 06830.
                                 (203) 971-3300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                DECEMBER 6, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

   1    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Great Point Partners, LLC
--------------------------------------------------------------------------------

   2    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [_]

        (b) [_]
--------------------------------------------------------------------------------

   3    SEC Use Only
--------------------------------------------------------------------------------

   4    Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------

   5    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

   6    Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

                            7    Sole Voting Power  -0-
    Number of Shares       -----------------------------------------------------

  Beneficially Owned by     8    Shared Voting Power  6,594,000
                           -----------------------------------------------------
  Each Reporting Person
                            9    Sole Dispositive Power  -0-
          With             -----------------------------------------------------

                            10   Shared Dispositive Power  6,594,000
--------------------------------------------------------------------------------

  11    Aggregate Amount Beneficially Owned by Each Reporting Person  6,594,000
--------------------------------------------------------------------------------

  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [_]
--------------------------------------------------------------------------------

  13    Percent of Class Represented by Amount in Row (11)  63.50%
--------------------------------------------------------------------------------

  14    Type of Reporting Person (See Instructions)

              OO
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------
================================================================================

================================================================================

   1    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Dr. Jeffrey R. Jay, M.D.
--------------------------------------------------------------------------------

   2    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [_]

        (b) [_]
--------------------------------------------------------------------------------

   3    SEC Use Only
--------------------------------------------------------------------------------

   4    Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------

   5    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

   6    Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------

                            7    Sole Voting Power  -0-
    Number of Shares       -----------------------------------------------------

  Beneficially Owned by     8    Shared Voting Power  6,594,000
                           -----------------------------------------------------
  Each Reporting Person
                            9    Sole Dispositive Power  -0-
          With             -----------------------------------------------------

                            10   Shared Dispositive Power  6,594,000
--------------------------------------------------------------------------------

  11    Aggregate Amount Beneficially Owned by Each Reporting Person  6,594,000
--------------------------------------------------------------------------------

  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [_]
--------------------------------------------------------------------------------

  13    Percent of Class Represented by Amount in Row (11)  63.5%
--------------------------------------------------------------------------------

  14    Type of Reporting Person (See Instructions)

              IN
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------
================================================================================

================================================================================

   1    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. David Kroin
--------------------------------------------------------------------------------

   2    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [_]

        (b) [_]
--------------------------------------------------------------------------------

   3    SEC Use Only
--------------------------------------------------------------------------------

   4    Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------

   5    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

   6    Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------

                            7    Sole Voting Power  -0-
    Number of Shares       -----------------------------------------------------

  Beneficially Owned by     8    Shared Voting Power  6,594,000
                           -----------------------------------------------------
  Each Reporting Person
                            9    Sole Dispositive Power  -0-
          With             -----------------------------------------------------

                            10   Shared Dispositive Power  6,594,000
--------------------------------------------------------------------------------

  11    Aggregate Amount Beneficially Owned by Each Reporting Person  6,594,000
--------------------------------------------------------------------------------

  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [_]
--------------------------------------------------------------------------------

  13    Percent of Class Represented by Amount in Row (11)  63.5%
--------------------------------------------------------------------------------

  14    Type of Reporting Person (See Instructions)

              IN
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------
================================================================================

TEM 1.      SECURITY AND ISSUER

            The title and class of equity securities to which this statement relates is Common Stock, par value $.0001 per share.

            The name and address of the principal executive offices of the issuer is

            One University Plaza, Suite 400, Hackensack, New Jersey  07601


ITEM 2.     IDENTITY AND BACKGROUND

            The identify and background of the persons filing this statement is as follows:

            Great Point Partners LLC ("Great Point") is a Delaware limited liability company, with its principal offices at 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

            Dr. Jeffrey R. Jay ("Dr. Jay") is an individual with a business address at 165 Mason Street, 3rd Floor, Greenwich, CT 06830. Dr. Jay is a citizen of the United States and senior managing member of Great Point.

            Mr. David Kroin ("Mr. Kroin") is an individual with a business address at 165 Mason Street, 3rd Floor, Greenwich, CT 06830. Mr. Kroin is a citizen of the United States and special managing member of Great Point.

            None of the Reporting Persons was during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

            None of the Reporting Persons was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Biomedical Value Fund, L.P. ("BMVF") used its own funds to purchase 25,434 shares of Class F Convertible Preferred Stock of the issuer, which shares are convertible into 2,543,400 shares of Common Stock of the issuer, and warrants to purchase 1,017,360 shares of Common Stock of the issuer.

            Biomedical Offshore Value Fund, Ltd. ("BOVF") used its own funds to purchase 21,666 shares of Class F Convertible Preferred Stock of the issuer, which shares are convertible into 2,166,600 shares of Common Stock of the issuer, and warrants to purchase 866,640 shares of Common Stock of the issuer.

            See Item 5 below for information with respect to Great Point, Dr. Jay and Mr. Kroin.

ITEM 4.     PURPOSE OF TRANSACTION

            The purpose of the acquisition of the securities of the issuer was for investment. See Item 6 below for additional information.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            BMVF beneficially owns in the aggregate 3,560,760 shares of Common Stock of the issuer (the "BMVF Shares"), consisting of 25,434 shares of Class F Convertible Preferred Stock of the issuer, which shares are convertible into 2,543,400 shares of Common Stock of the issuer, and warrants to purchase 1,017,360 shares of Common Stock of the issuer. Such shares in the aggregate constitute 34.29% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF shares voting and dispositive power over the BMVF Shares.

            BOVF beneficially owns in the aggregate 3,033,240 shares of Common Stock of the issuer (the "BOVF Shares"), consisting of 21,666 shares of Class F Convertible Preferred Stock of the issuer, which shares are convertible into 2,166,600 shares of Common Stock of the issuer, and warrants to purchase 866,640 shares of Common Stock of the issuer. Such shares in the aggregate constitute 29.21% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the BOVF Shares.

            Great Point is the investment manager of each of BMVF and BOVF and by virtue of such status may be deemed to be the beneficial owner of the BMVF Shares and the BOVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, and special managing member of Great Point, has shared voting and investment power with respect to the BMVF Shares and the BOVF Shares and may be deemed to be the beneficial owner of such shares. Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BMVF Shares and the BOVF Shares, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER

            Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following documents are filed as exhibits and are incorporated herein.

            EXHIBIT A: Joint Filing Agreement, dated as of October 17, 2007.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 17, 2007


                                          Great Point Partners, LLC


                                          By:      /s/ Dr. Jeffrey R. Jay
                                                --------------------------------
                                                   Name:  Dr. Jeffrey R. Jay
                                                   Title: Senior Managing Member



                                                   /s/ Dr. Jeffrey R. Jay
                                                --------------------------------
                                                Dr. Jeffrey R. Jay, individually

                                                   /s/ Mr. David Kroin
                                                --------------------------------
                                                Mr. David Kroin, individually

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

        (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

        (ii)    Each of them is responsible for the timely filing of such
                Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 17, 2007

                                          Great Point Partners, LLC

                                          By:   /s/ Dr. Jeffrey R. Jay
                                             -----------------------------------
                                                Name:  Dr. Jeffrey R. Jay
                                                Title:  Senior Managing Member

                                                /s/ Dr. Jeffrey R. Jay
                                          --------------------------------------
                                          Dr. Jeffrey R. Jay, individually

                                                /s/ Mr. David Kroin
                                          --------------------------------------
                                          Mr. David Kroin, individually